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                                                                    Exhibit 3.3

                                                          Squire, Sanders
[LETTERHEAD OF SQUIRE SANDERS LEGAL COUNSEL WORLDWIDE]    & Dempsey L.L.P.

                                                          4900 Key Tower
                                                          127 Public Square
                                                          Cleveland, Ohio
                                                          44114-1304

                                                          Office:+1.216.479.8500
                                                          Fax:+1.216.479.8780

                                 May 16, 2001

Salomon Smith Barney, Inc.   The Chase Manhattan Bank
7 World Trade Center         4 New York Plaza
New York, NY 10048           New York, NY 10004

    Re: Tax-Exempt Securities Trust, Ohio Trust Series 87

Gentlemen:

  You have requested our opinion as to the Ohio tax aspects of Ohio Trust Series 87, which is part of the Tax-Exempt Securities Trust (the "Fund"). We understand that the Fund is organized under the Reference Trust Agreement, dated the date hereof, among Salomon Smith Barney, Inc., as Depositor, The Chase Manhattan Bank, as Trustee, and Kenny S & P Evaluation Services, a division of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., as Evaluator. We further understand that (i) the Fund consists of several underlying unit investment trusts, each of which will issue Units of fractional undivided interests, one of which underlying trusts is Ohio Trust Series 87 (the "Ohio Trust"), (ii) the units will be purchased by various investors ("Unit holders"), (iii) each Unit of the Ohio Trust represents a fractional undivided interest in the principal and net income of the Ohio Trust, and (iv) each state trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.

  In addition, we understand that (i) the Ohio Trust is comprised primarily of interest-bearing obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities of Ohio or its political subdivisions ("Ohio Obligations"), or by the governments of Puerto Rico, the Virgin Islands, or Guam ("Territorial Obligations") (collectively, "Obligations"), (ii) at all times at least 50% of the total assets of the Ohio Trust will consist of Ohio Obligations, or similar obligations of other states or their subdivisions (not including, for this purpose, Territorial Obligations), and (iii) distributions of interest received by the Ohio Trust will be made monthly. We further understand that, based on the opinion of bond counsel with respect to each issue of obligations held or to be held by the Ohio Trust, rendered on the date of issuance thereof, interest on each such issue is excluded from gross income for federal income tax purposes under Section 103 of the Internal Revenue Code of 1986, as amended ("Code"), its statutory predecessor, or other provisions of federal law, provided that, with respect to certain Obligations, certain representations are accurate and certain covenants are satisfied.

  We understand that Paul, Hastings, Janofsky & Walker LLP has rendered an opinion that for federal income tax purposes the Ohio Trust will not be taxable as an association but will be governed by the provisions of Subchapter J (relating to trusts) of Chapter 1 of the Code; each Unit holder will be considered the owner of a pro rata portion of the Ohio Trust under Sections 671 through 678 of the Code; the Ohio Trust itself will not be subject to federal income tax; each Unit holder will be considered to have received his pro rata share of interest on the underlying bonds in the Ohio Trust when it is received by the Ohio Trust; and each Unit holder will have a taxable event when the Ohio Trust disposes of an underlying obligation (whether by sale, exchange, redemption, or payment at maturity) or when the Unit holder redeems or sells his Units.

  Cincinnati . Cleveland . Columbus . Houston . Jacksonville . Los Angeles .
    Miami . New York . Palo Alto . Phoenix . San Francisco . Washington DC Bratislava . Brussels . Budapest . Kyiv . London . Madrid . Milan . Moscow .
                                    Prague
                 Almaty . Beijing . Hong Kong . Taipei . Tokyo
                           Associated Office: Dublin
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May 16, 2001
Page 2

  Based on the foregoing and upon an examination of such other documents and an investigation of such other matters of law as we have deemed necessary, we are of the opinion that under existing Ohio law:

    1. The Ohio Trust is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, Ohio school district income taxes, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

    2. Distributions with respect to Units of the Ohio Trust ("Distributions") will be treated as the income of the Unit holders for purposes of the Ohio personal income tax, school district and municipal income taxes in Ohio, and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unit holder; provided that the Ohio Trust continues to qualify as a grantor trust for federal income tax purposes.

    3. Distributions properly attributable to interest on Ohio Obligations held by the Ohio Trust are exempt from the Ohio personal income tax, municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unit holders.

    4. Distributions properly attributable to interest on Territorial Obligations held by the Ohio Trust the interest on which is exempt from state income taxes under the laws of the United States are exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio, and, provided such interest is excluded from gross income for federal income tax purposes, are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unit holders.

    5. Distributions of profit made on the sale, exchange or other disposition by the Ohio Trust of Ohio Obligations properly attributable to the sale, exchange or other disposition of Ohio Obligations are exempt from Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unit holders.

  We have not examined any of the obligations to be deposited in the Ohio Trust and express no opinion as to whether such obligations, interest thereon, or gain from the sale or other disposition thereof would in fact be exempt from any federal or Ohio taxes if such obligations were held, or such interest or gain were received, directly by the Unit holders.

  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-47296) relating to the Units referred to above, and to the reference to our firm as special Ohio tax counsel in said Registration Statement and in the Prospectus contained therein.

                                          Respectfully submitted,

                                          /s/ Squire, Sanders & Dempsey L.L.P.

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